SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Jundiaí Ltda.

Appraisal report of book value
of shareholders’ equity as of February 29, 2008
for merger purposes

Appraisal report of book value of shareholders’ equity as of February 29, 2008 for merger purposes

Net Jundiaí Ltda.

1. Globalconsulting Assessoria Contábil Ltda., a company duly registered at the Regional Accounting Council of São Paulo, under #2SP023158/O-8 and corporate taxpayer’s ID (CNPJ/MF) 06.063.913/0001 -33, with its articles of incorporation registered at the 3rd Registry of Deeds and Documents of Legal Entities –SP, under #473.500, headquartered and with jurisdiction in the city and state of São Paulo, at Av. Brigadeiro Luis Antonio, 2367 - 16º andar, represented by its partner in charge, Sergio da Silva, Brazilian citizen, accountant, CRC 1SP1141119/O-8, identity card RG 11.683.592 -8-SP and individual taxpayer’s register CPF/MF 013.317.858 -71, appointed by Net Serviços de Comunicação S.A., to carry out the appraisal of book value of shareholders’ equity of Net Jundiaí Ltda. on February 29, 2008, pursuant to articles 224, section III, and 227 of the Brazilian Corporate Law (Law 6,404/76), for specific purposes of Net Jundiaí Ltda. merger into Net Serviços de Comunicação S.A..

2. The appraisal of book value of shareholders’ equity of the aforementioned company was conducted, based on the balance sheet as of February 29, 2008, prepared under the responsibility of the Company’s management.

3. Our appraisal was conducted with a view to evidencing the proper presentation of the financial statements in all their material aspects. Therefore, our appraisal comprised, among other procedures: (a) the planning of works, taking into account the relevance of balances, the volume of transactions, the accounting systems and the internal controls of the Company, (b) the verification, based on tests, of evidence and records supporting the book values and information disclosed and (c) the appraisal of more meaningful accounting practices and estimates adopted by the Company’s management.

4. Based on works conducted, we concluded that the value of assets, rights and liabilities composing the book value of shareholders’ equity of Net Jundiaí Ltda., as per condensed balance sheet on February 29, 2008 submitted as follows is R$14,357,612.14 and it is recorded on the accounting records of the Company, pursuant to the accounting practices adopted in Brazil.

Appraisal report of book value of shareholders’ equity as of February 29, 2008 for merger purposes

Net Jundiaí Ltda.

ASSETS
Current Assets
Cash and cash equivalents	9,483,668.50
Accounts receivable	746,844.03
Inventory	842,962.56
Related parties	419,402.80
Deferred and recoverable taxes	193,516.79
Prepaid expenses	169,137.78
Other receivables	16,365.92

Total current assets	11,871,898.38

Noncurrent assets

Long-term assets
Related parties	2,313.87
Court deposits	19,797.42

22,111.29

Permanent assets

Property, plant and equipment	7,929,240.08

Deferred assets	2,077,845.21

Total noncurrent assets	10,029,196.58

Total assets	21,901,094.96

Appraisal report of book value of shareholders’ equity as of February 29, 2008 for merger purposes

Net Jundiaí Ltda.

LIABILITIES
Current liabilities
Suppliers	517,867.79
Programming	947,084.82
Copyright accounts payable - ECAD	112,746.15
Tax liabilities	698,313.69
Payroll and charges	249,359.33
Related parties	3,843,768.25
Interest on own capital	642,268.59
Provisions and other accounts payable	18,416.87

Total current liabilities	7,029,825.49

Noncurrent liabilities

Long-term liabilities
Related parties	3,162.45
Provisions for contingencies	267,830.01

Total noncurrent liabilities	270,992.46

Deferred income
Revenues from deferred income	242,664.87

Total deferred income	242,664.87

Shareholders’ equity
Capital stock	10,203,656.23
Capital reserve	428.47
Retained earnings	4,153,527.44

Total shareholders’ equity	14,357,612.14

Total liabilities	21,901,094.96

Appraisal report of book value of shareholders’ equity as of February 29, 2008 for merger purposes

Net Jundiaí Ltda.

5. In compliance with CVM Rule 319, as of December 3, 1999, we inform that:

(a) pursuant to the professional rules established by the Federal Accounting Council, by means of Resolution 821/97, we are not aware of any conflict of interest, whether direct or indirect, as well as of any other circumstance representing conflict of interest in relation to the service mentioned above; and

(b) we are not aware of any action from the controlling shareholder or Company’s management in terms of leading, restricting, hampering or practicing any acts which have or may have jeopardized the access, the utilization or the understanding of: information, assets, documents or methodologies of work deemed relevant for the quality of this report.

Jundiaí - SP, February 29, 2008

Globalconsulting Assessoria Contábil Ltda.
CRC 2SP023158/O-8

Sergio da Silva
Partner in charge
CRC 1SP114111/O-8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.